Direct tel: +44 (0) 208 967 4108
Direct fax: +44 (0) 208 967 1334
E-mail: Judith.George@tnsofres.com

File ref: 82-4668v

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.,
Washington, DC 20549
United States
BY DHL

28th January 2002

Dear Sir/Madam

Taylor Nelson Sofres plc - 912624: file no. 82-4668v

In accordance with the requirements of 12g3-2b please find enclosed: -

- Announcement for full year results year end 31 December 2001

Please acknowledge safe receipt by date-stamping and returning a copy of this letter to me. My fax number is 44 (0) 20 8967 1334.

Yours faithfully

Judith George
Assistant Company Secretary

Encls.

cc. Zafar Aziz, Bank of New York (London) – 020 7964 6028
Robert Goad, Bank of New York (US)- 001 212 974 6096

f:\users\legal\cherylg\judi\docs\adr's\sec 280102.doc

TAYLOR NELSON SOFRES PLC

Westgate London W5 1UA
Direct tel: +44 (0) 208 967 4108
Direct fax:+44 (0) 208 967 1334
E-mail: Judith.George@tnsofres.com

FACSIMILE

Date	9 January 2002
To	London Stock Exchange Company Announcements Office –0207 588 6057
Pages	3
Copies	Securities and Exchange Commission **by DHL** Zafar Aziz, Bank of New York (London) – 0207 893 6028 Steven Kim, Bank of New York (US)- 001 212 571 3050.
From	**Judith George**

Dear Sirs

Taylor Nelson Sofres plc
AVS no. 507941

Please see attached in connection with announcement date for full year results for year ended 31 December 2001.

Yours faithfully

Judith George

Registered in England No. 912624

Generic Announcement

Number of reports in announcement:
Not Applicable

Company Name:
Taylor Nelson Sofres Plc

Full Issuer Name:
Taylor Nelson Sofres Plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:

Contact Name:
Judith George

Tel. No:
020 8967 4108

Announcement Given To Third Parties:

Amendment:
No

Headline:
Generic Announcement

Announcement Body Information:
9 January 2002

To: London Stock Exchange
Company Announcements Office

Copy: Securities and Exchange Commission (by DHL)

Dear Sirs

re: Taylor Nelson Sofres plc (TNS plc)
Announcement of full year results for year ended 31 December 2001

The board has decided that the full year results for the year ended 31 December 2001 will be announced on Monday 18 March 2002.

Yours faithfully

Judith George
Assistant Company Secretary
for and on behalf of Taylor Nelson Sofres plc

NNNN

TAYLOR NELSON SOFRES PLC

Direct tel: +44 (0) 208 967 4108
Direct fax: +44 (0) 208 967 1334
E-mail: Judith.George@tnsofres.com

02 FEB 23

28 January 2001

Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF4 3UZ

Dear Sir/Madam

Terminating Appointment as Director

Please find the attached return of allotment forms 288b in respect of Mr Pierre Weill as Director against the following companies;-

Taylor Nelson Sofres Services Limited - 3848002
Metra Sofres Limited - 1747750

Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in the enclosed stamped address envelope.

Yours faithfully

TAYLOR NELSON SOFRES plc

Encl. SAE
Forms 288b

cc: Securities and Exchange Commission, Filing Desk - Division of Corporation Finance
Office of International Corporate Finance, 450 Fifth Street N.W. Washington DC 20549, United States of America **(BY DHL)**

Zafar Aziz, Bank of New York (London) 020 7964 6028
Robert Goad, Bank of New York (USA) 001 212 974 6096

f:\users\legal\cheryl g\judi\stats\288 280102 pw doc

Companies House
— for the record —

288b

Please complete in typescript, or in bold black capitals.
CHWP000

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 3848002

Company Name in full TNS Services Limited

	Day	Month	Year
Date of termination of appointment	01	11	2001

as director ✔ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME *Style / Title: MR *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): PIERRE

Surname: WEILL

	Day	Month	Year
†Date of Birth	03	04	1936

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 25 JAN 02

(** serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Judith George, Taylor Nelson Sofres plc
Westgate, London W5 1UA
Tel 020 8967 0007
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 1999

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Companies House
for the record

288b

Please complete in typescript, or in bold black capitals.
CHWP000

Terminating appointment as director or secretary
(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 1747750

Company Name in full Metra Sofres Limited

	Day	Month	Year
Date of termination of appointment	01	11	2001

as director ✔ as secretary ☐

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME *Style / Title MR *Honours etc

Please insert details as previously notified to Companies House.

Forename(s) PIERRE

Surname WEILL

	Day	Month	Year
†Date of Birth	03	04	1936

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 25 JAN 02

(** serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Judith George, Taylor Nelson Sofres plc
Westgate, London W5 1UA

Tel 020 8967 0007

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 1999

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**